WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

March 30, 2009
                        Via Edgar
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157304

Dear Mr. Mancuso:

  In response to your letter dated March 11, 2009 (the “March 11 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Registration Statement on Form S-1 and related comments to the Company's Annual Report on Form 10-K (File No. 000-53510). Each response is keyed to the corresponding numbered paragraph in the March 11 Letter.

  Along with this letter we are also filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment”) and the Company's Annual Report on Form 10-K/A ("Form 10-K/A").  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment to facilitate your review.  In the conversation between our counsel and Celia Soehner, Staff Attorney in the Division of Corporation Finance on March 23, 2009, our deadline to file the amendments to the Form 10-K was extended until March 30, 2009.

Registration Statement

1.	Please fill in the blanks in your document as appropriate. For example, it appears that most of the blanks on your prospectus cover should be completed.

We have inserted the information as appropriate on the prospectus cover, but the date information has been left open until a final prospectus is prepared.

Fee Table

2.
It appears from your prospectus that you are registering the selling shareholders' resale of your common stock, not your issuance of the stock upon exercise of options. Therefore, your reference to Rule 457(g) is inapplicable, Please revise to calculate the registration fee based on the appropriate provisions of Rule 457.

March 30, 2009

Pursuant to Securities Act Rule 457(a), the Company has computed the fee based on a bona fide estimate of the maximum offering price computed.  Since there is no established trading market for the Company’s shares of common stock, the Company has relied upon the exercise price of the stock options whose exercise will result in registered shares to calculate the maximum offering price.  Accordingly, we have changed the reference to 457(a).

Prospectus Cover

3.
Please note that Securities Act Schedule A paragraph 16 and Regulation S-K Item 501(b)(3) require that you disclose the offering price of the securities. Absent an existing market for the securities, disclosure that shares will be sold at market or negotiated prices does not satisfy your disclosure obligations; however, we will not comment if you disclose (1) the price at which the selling stockholders will sell the offered securities until your common stock is quoted on the OTC Bulletin Board and (2) that, thereafter, the selling stockholders will sell at prevailing market prices or privately negotiated prices.

In its Regulation S-K telephone interpretation #54, the Commission indicated that "The cover page of a prospectus relating to a secondary equity offering, registered for the shelf pursuant to Rule 415, need not contain the tabular presentation required by Item 501(b)(7) [the reference in the interpretation appears to be misstated, as it should refer to subsection (3) and not (7)] where the offering will not be underwritten, the securities will be offered at the market, and brokerage commissions will be negotiated at the time of the offering. The reason is that no meaningful figures as to 'price to the public' and 'underwriting discounts' would be available."

Similarly, in this case, there is no market for the common stock of the registrant, and there is no way to determine a meaningful price at which shares may be sold in private transactions by selling shareholders after exercise of their stock options at an undetermined time in the future.

Alternatively, Instruction 2 to Item 501(b)(3) states that "If it is impracticable to state the price to the public, explain the method by which the price is to be determined."

Based on this guidance from the Commission and the instructions to Item 501(b)(3), the registrant believes the only meaningful description of the offering price of shares of the common stock being registered is that (1) prior to the common stock being quoted on the OTC Bulletin Board, selling shareholders will sell the offered securities at privately negotiated prices, and (2) after the common stock is quoted on the OTC Bulletin Board, selling shareholders will sell the offered securities at market price or privately negotiated prices.  The registration statement has been updated to provide this disclosure.

March 30, 2009

Table of Contents

4.	Please tell us why you believe that the last paragraph on this page is consistent with Section 12(a)(2) of the Securities Act.

We have removed the last paragraph on the table of contents page.

Forward-Looking Statements, page 2

5.	Please revise to eliminate invoking the statutory safe harbor when it is not applicable. See, for example, Section 27A(b)(1)(C).

We acknowledge that the safe harbors found in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, do not apply to issuers of penny stock.  Accordingly, we have supplemented the "Forward Looking Statement" cautionary statement at page 2 to indicate that the application of these safe harbors is subject to all such exemptions.

Risk Factors, page 2

6.	Please add a separate risk factor to highlight the CEO's ownership control of WindTamer.

We have supplemented our disclosure in the prospectus to include an additional risk factor at page 6 due to the ownership and control by our Chief Executive Officer entitled “We are controlled by a principal stockholder who may exert significant control over us and our significant corporate decisions in a manner adverse to your personal investment objectives, which could depress the market value of our stock.”

7.
We note your disclosure on page 7 that you believe that your future prototypes will be competitive with "fossil-fueled generator." If your current technology is not competitive with such generators, please add a separate risk factor to explain.

We believe the WindTamer turbine is currently competitive with the fossil-fueled generators.  Therefore, we have supplemented our disclosure in our risk factor at page 3 entitled “We face competition from several sources, which may make it more difficult to introduce WindTamer into the electrical power generation market,” to specifically include fossil-fueled generators as competition in the traditionally powered generator market.  We believe such an amendment appropriately acknowledges the risks facing our current technology with respect to competition with fossil-fueled generators.

March 30, 2009

8.
We note your disclosure regarding the "single most effective driver" for the industry being state financial incentives. With a view toward appropriate risk factor disclosure, please tell us when those incentives expire and whether current economic conditions present a material risk of adverse changes to those incentives.

We have supplemented the prospectus at page 4 to include a risk factor titled “expiration or cancellation of federal tax benefits and stock regulatory benefits for renewable energy generation could adversely affect our development,” to address the Staff’s comment.

If we fail to protect our intellectual property…, page 4

9.
Please reconcile your disclosure in the second paragraph that you could be required to obtain licenses or design around if others' existing patents are upheld by the courts with your disclosure in the caption of the next risk factor that you believe your technology does not infringe on rights of others.

In response to your comment, we have supplemented the disclosure in this risk factor at page 4 to clarify that we do not presently know of any infringement by us or broad claims against which we may infringe.

Risk Factors Concerning Investment in Our Company, page 5

10.
In an appropriately captioned risk factor, please highlight the going concern language in your auditor's report and explain the effect of the language. For example, will capital be more difficult to raise or more costly due to the going concern language?

We have included a risk factor at page 3 entitled “The auditors report for the fiscal years ended December 31, 2008, and 2007 is qualified as the Company’s ability to continue as a going concern,” to address the going concern language in the auditor’s report.

Our Restated Certificate of Incorporation and..., page 6

11.
We note the last risk factor on page 5. In an appropriately captioned risk factor, please describe the anti-takeover effect of the amount of your authorized but unissued common equity. Also, with regard to the last sentence of this risk factor, please briefly explain how the preferred stock "could be used defensively," and, in an appropriately captioned risk factor, explain how the preferred stock could be used to limit the voting or other rights of common stockholders.

March 30, 2009

In response to your comments we have supplemented the risk factor at page 6 entitled “Our Restated Certificate of Incorporation and the New York Business Corporation Law contain provisions that could discourage a takeover that shareholders may consider favorable” to address the anti-takeover effect of the amount of our authorized but unissued common equity, to explain how the preferred stock "could be used defensively," and to explain how the preferred stock could be used to limit the voting or other rights of common stockholders.

Item 6. Dilution

12.	Please provide the disclosure required by Regulation S-K Item 506.

Because the common stock being registered will already be issued and outstanding when resales by the selling stockholders occur, there is no dilution of the equity of any purchaser purchasing these common shares from the selling stockholders.  Therefore, we do not believe the disclosure required by Item 506 is applicable to this prospectus.  The prospectus has been amended at page 6 to include Item 506 as requested and reflect our position.

Financial Operations, page 7

13.	Please clarify your disclosure that the $20 million is to "accelerate the process." Will this amount accelerate the "first half of 2009" schedule?

We have supplemented our disclosure in the prospectus at page 7 to state that the proceeds from the private placement are intended to accelerate our ability to build and sell units once commercialization is launched.  We do not expect that this will accelerate our schedule to begin the first launch of our products in the first half of 2009.

Results of Operations, page 7

14.	Please describe the nature and duration of the consulting services you purchased during the period.

We have expanded the disclosure under this heading at page 8 to describe the nature and duration of the consulting services purchased which occurred over the last half of 2008.

Liquidity and Capital Resources, page 8

15.	Please clarify what you mean by a "sustainable level" of commercialization.

March 30, 2009

We have supplemented our disclosure in the prospectus at page 8 to reflect that achieving “a sustainable level” of commercialization for our Company would be to “bring our business to a level to be able to sustain positive cash flows from operations.”

16.	Please clarify whether the amounts you mention in the sixth and seventh sentences of the second paragraph are amounts needed in addition to the $20 million that you are currently seeking.

We have supplemented the disclosure at page 8 of the prospectus to clarify in the sixth and seventh sentences of the second paragraph under this heading that the amounts needed in the proceeds of our private placement are not in addition to the $20 million that the Company is seeking.

17.
With a view toward clarified disclosure, please tell us the purpose of your reference to Rule 135 in the second paragraph. Rule 135 relates to notices of proposed offerings to be registered under the Securities Act; however, your disclosure appears to relate to an offering that will not be registered under the Securities Act.

We have supplemented our disclosure in the prospectus at page 8 to reference Rule 135c, as is appropriate for reference with regard to proposed unregistered offerings.

Recent Transactions, page 9

18.
With a view toward disclosure here, in your liquidity discussion, or elsewhere as appropriate, please tell us the reason for the change in the milestones in exhibit 10.4 compared to the version filed with your Exchange Act registration statement.

We have supplemented the disclosure in the prospectus under the heading “Executive Officer Compensation” at page 17 in the description of John Schwartz’s consulting arrangement, to provide the reason for the change in milestones.

Business, page 10

19.
Please ensure that your disclosure is understandable to investors who may not be experts in your industry. For example, we note your reference to helical horizontal technology on page 12 and first and second fluid on page 13. [In this regard, your revised disclosure should reconcile your statement on page 12 that you believe your product is more efficient than diffuser augmented wind turbine technology with your disclosure on page 13 that your technology is diffuser augmented wind turbine technology.]

March 30, 2009

We have supplemented the disclosure in the prospectus under the heading “Our Products and Technology” on pages 12 and 13 to provide more understandable descriptions regarding technical terms for competitive wind turbine technology, vertical wind turbine technology and helical wind turbine technology, and to describe the differences between our technology and other diffuser augmented wind turbine technology.

Business Strategy, page 10

20.
We note statements like those on page 10 that you are currently in negotiations with numerous companies. With a view toward disclosure, please tell us when those negotiations commenced, why you have not yet been able to complete the negotiations and the material hurdles to completion.

We have supplemented our disclosure on page 10 in the fourth paragraph to provide more disclosure regarding the Company’s negotiations with potential manufacturers, distributors and other companies and updated to reflect the current state since the filing of the initial registration statement.

21.
We note your disclosure on page 11 that you have tested your Wind Tamer product "through an alliance with an upstate New York engineering school." Please identify the school, explain the nature of your alliance and describe the "extensive testing" conducted with the school, as mentioned in the second paragraph on page 13. Please also file any written agreements as exhibits. See Regulation S-K Item 601(b)(10). If you do not have any written agreements, please provide appropriate disclosure in your "Risk Factors" section.

22.	Please tell us why you have not filed the consent of the upstate New York school mentioned here and on page 13. See Rule 436.

In response to comments 21 and 22, we have removed references to the upstate New York school to clarify that we have not relied on them as experts in preparation of the prospectus.

23.
Please provide support for your statement that the data from your Wind Tamer testing "show the superiority of [y]our product to currently available technology.” For example, upon what basis did you make this comparison?

We have supplemented the prospectus on page 11 in the fourth paragraph under the heading “Business Strategy” to describe the basis for our statement about the superiority of our product.

March 30, 2009

Industry Overview, page 11

24.
Please expand your disclosure in the fourth paragraph on page 12 to explain how your "efficiency testing" has shown that your "lower powered generators" may be able "to power single homes or farms in remote or off grid locations."

We have expanded our disclosure in the prospectus in the third paragraph on page 12 to explain how our efficiency testing has shown that our generators may be able to power single homes or farms in remote or off grid locations.  We have replaced the term “lower powered” with “smaller capacity” generators to more appropriately characterize the WindTamer turbines that could replicate the results of larger conventional 10KW capacity generators. Our conclusions are based on the range of wind speeds that the smaller WindTamer turbines can utilize to generate power compared to the range of wind speeds to which conventional turbines are limited.  Also, we expanded the disclosure at page 11 to describe our efficiency and results versus conventional wind turbines.

25.	Regarding the industry statistics you disclose in your registration statement, please tell us:

•	how you confirmed that the data used in your registration statement reflects the most recent available information;

•	whether all of the data is publicly available;

•	whether you paid for the compilation of any of the data;

•	whether any data was prepared for use in the registration statement; and

•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

With respect to industry statistics in the registration statement, we have relied on publicly available data from the U.S. Government and the American Wind Energy Association, or AWEA, and this information was confirmed again prior to filing by the Company that it was the most current.  We did not pay for the compilation of any of this data which data is publicly available to anyone for use.  We did not obtain the consent of the authors for use of this information.  We are not affiliated with any of the preparers of this data.

March 30, 2009

26.	Please disclose the source of the data you cite in the fifth paragraph, fourth sentence on page 12.

With respect to this cost information we have amended our prior disclosure to remove the cost comparison information.

Our Products and Technology, page 12

27.	Please balance your disclosure regarding the positive results of the research regarding your product with any material negative results.

In connection with testing of the WindTamer turbines against similar sized conventional wind turbines, our research did not produce any material negative results against this existing technology.  Therefore, we have not included any disclosure to this effect in the prospectus.

28.	Given your disclosure that your technology was invented in 2003, please disclose the reasons it has not yet been commercialized.

We have supplemented the disclosure under the heading “Company Overview” at page 10, to address the reasons why we have only just begun to commercialize our technology.

29.
We note your disclosure on page 7 regarding the need for continued progress in your research and development. Please disclose the material developmental hurdles that remain before your technology can be commercialized.

In response to your comment at page 12 under the heading “Our Products and Technology – WindTamer,” we have supplemented our disclosure to disclose the hurdles we will face prior to commercialization of the product.

30.
Please disclose the basis for and limitations of your projections regarding the performance of your product. See Regulation S-K Item 10(b)(3). From your revised disclosure, it should be clear how you conclude that your statements are reasonable given that you apparently have not yet fully developed your product. For example, we note that you currently make the following statements:

•	on page 1, disclosure regarding efficiency;

•	at the bottom of page 11, disclosure regarding the performance, safety, reliability, and sound performance relative to your competitors;

March 30, 2009

•	on page 12, the cost per kilowatt hour for generation of electrical power using your technology;

•	on page 12, disclosure regarding cost effectiveness; and

•	on page 12, disclosure regarding reduced maintenance costs.

We have supplemented our disclosure at pages 11 – 13 under the headings "Business Strategy," "Industry Overview," and "Our Products and Technology" to clarify the basis for our projections about our technology.  For instance, projections about the efficiency of our product is based on the ability of our product to operate at higher and lower wind speeds than conventional wind turbine technology as described at page 11.  The statements about our safety, reliability, sound performance and reduced maintenance costs relative to our competitors is based on our testing, as described on pages 11 and 12 and the comparison of our design to conventional wind turbines, which have bare blades exposed to the elements and more moving parts.  Additionally, the limitations of our projections are discussed fully in the Risk Factors section of the prospectus.  We have amended the disclosure to remove the disclosure regarding cost comparison information at page 12.

Patents, page 15

31.	Please disclose when your patent expires.

We have disclosed on page 15 that the WindTamer patent (“Fluid-Driven Vacuum-Enhanced Generator”) expires in 2020.

Government Regulation, page 15

32.	With a view toward disclosure, please tell us about the regulation of private use of electric power generation equipment.

We have supplemented our disclosure in the prospectus at page 15 to disclose that private use of electric power generation equipment requires both meeting applicable municipal building and electrical codes, and the use of installation persons who are licensed or certified to install such equipment.

Research and Development, page 15

33.	Please reconcile your disclosure regarding 1,000 hours of research and development in 2007 with your disclosure of $0 of research and development expenses in 2007.

March 30, 2009

During the majority of 2007, Mr. Brock was the sole shareholder of the Company and worked on a substantially reduced salary resulting in minimal research and development expense. Additionally, the prospectus has been amended to reflect the allocation of a portion of this item to research and development in 2007 and 2008 in connection with the response to comment number 60.

Office and Facilities, page 16

34.	Please disclose the nature of your executive offices. For example, is the office in a commercial building that you share with unrelated companies?

We have supplemented our disclosure in the prospectus at page 16 to clarify that the executive offices are at the principal residence of the Gerald E. Brock, and to acknowledge that the Company has no ownership interest in such premises.

Our Management, page 16

35.	We note your disclosure that no directors have been designated to a class. Please tell us how this is consistent with the requirements of your Certificate of Incorporation.

We have supplemented the disclosure at page 16 to provide that the directors have not yet been designated to a class due to the timing of their appointments and the timing of the amendments to the Certificate of Incorporation creating the separate classes and the terms for which each director will serve their respective directorships.

36.
Please reconcile your statement that Mr. Brock has served as your Chief Executive Officer and acting Chief Financial Officer "since inception in 2002" with the statements in your Prospectus Summary and elsewhere that your inception was in 2001.

We have supplemented the disclosure at page 16  to provide that Mr. Brock has served as CEO and acting CFO since inception in 2001.

37.	Please tell us why Amy Brock is not included in this section given your disclosure on page 15 that she "oversees the day-to-day operations of the Company."

We have supplemented the disclosure at page 15 to more appropriately reflect the nature of Amy Brock's duties to the Company on a day to day basis.  Ms. Brock is not in charge of a business unit or otherwise responsible for any of our policy making functions, and is not an executive officer with respect to whom disclosure is required.

March 30, 2009

Executive Officer Compensation, page 17

38.	Please reconcile the amount of compensation disclosed in the table with the amount disclosed on page F-4.

During the fiscal year ending December 31, 2008, the Company had employee compensation in the amount $270,779 of which $78,923 is not included in the Executive Officer Summary Compensation Table. This includes salaries paid to Lucinda Brock, former corporate secretary, and Jesse Brock, consultant in respective amounts of $27,252 and $51,670 for performance of clerical and administrative duties. They were paid through July 2008 and were not executive officers of the Company.

Compensation of Directors, page 17

39.	Please provide the table and related disclosure required by Regulation S-K Item 402(r).

The table has been provided in the amended prospectus at page 17 in accordance with Regulation S-K Item 402(r).

Director Independence, page 18

40.
Given your disclosure that the entire board "performs the functions traditionally discharged by those committees," please disclose whether each member of the board satisfies the applicable independence standards for board committees.

We have supplemented our disclosure in the disclosure at page 18 to state that directors Henn, Naselaris and Romano would satisfy the applicable independent standards for service on board committed as if we had such committees.

Certain Relationships and Related Transactions, page 20

41.	Please disclose the nature and duration of the services provided.

March 30, 2009

We have supplemented our disclosure in the prospectus at page 20 to describe the nature and duration of services provided by Lucinda Brock, Jesse Brock, Amy Brock and Richard Brock during 2008.

42.	Please tell us why this section does not disclose the liquidity provided by your founder as mentioned on page 8 or the consulting arrangement mentioned in footnote 3 on page 21.

As described in response to comment #33, Mr. Brock worked at the Company for a substantially reduced salary during 2007 which helped our liquidity and capital resources.  No capital contribution was made in connection with these services, and therefore no disclosure was made under “Certain Relationships and Related Party Transactions.”  Additionally, Mr. Brock paid expenses on behalf of the Company totaling $23,500 from 2002 to 2003 which were treated as additional paid in capital.  (See Statements of Stockholders’ Equity Since Inception through December 31, 2008 at page F-6).

We have supplemented our disclosure in the prospectus at page 20 to describe the consulting arrangement between Charles LaLoggia and the Company, stock options received, and common stock purchased.

Selling Stockholders, page 20

43.
Please reconcile your disclosure here and on the prospectus cover that the offered shares underlie options with the first sentence of your "Plan of Distribution" disclosure on page 21 regarding issued and outstanding shares.

We acknowledge the discrepancy in the original prospectus with regard to the first sentence of the "Plan of Distribution" section. The first sentence to that section has been modified accordingly.

44.
Given your disclosure in the table regarding the number of shares that the selling stockholders own before and after the offering, it appears that they will be purchasing shares in this offering. Please reconcile this disclosure with your disclosure elsewhere that you have filed this registration statement for the resale of the selling stockholders' shares.

We have supplemented our disclosure in the prospectus, including the selling stockholder table, to clarify that the ownership by the selling stockholders is unaffected by the filing of this registration statement, as the registration statement relates only to subsequent resales of the selling stockholders shares.

March 30, 2009

45.
Please describe the transactions in which you issued the offered securities and related options to the selling stockholders, including the date of the transactions and the consideration paid. Also include the material terms of the options, such as the exercise price, cashless exercise provisions, duration, and exercise price adjustment provisions. If the securities were issued for services, disclose the nature and duration of the services. Please also file related agreements as exhibits.

We have supplemented the disclosure at page 20 in the Selling Stockholders table and footnotes thereto to address the disclosures requested by the Staff.  The underlying stock option agreements are listed at Exhibits 10.1 and 10.6 to the Registration Statement.  The form of assignment utilized for the selling stockholder who received the stock options covering the registered shares by assignment has been filed as Exhibit 10.9 to the Registration Statement.

46.
If the options held by the selling stockholders are transferable, please tell us how you will ensure that your offer and sale of the underlying securities to the subsequent holder of the options will be exempt from registration under the Securities Act.

Each of the options held by the selling stockholders are subject to a stock option agreement.  The stock option agreements are attached as Exhibits 10.1 and 10.6 to the Registration Statement.  Section 5(b) provides that the options are not assignable or transferrable except by will or the laws of descent and distribution or by gift or domestic relations order to the optionee’s family members who agree to be bound by the terms of the agreement.  The option agreements also provide protection so that any issuance of the underlying shares, if not registered, would be made pursuant to an applicable private placement exemption.  Section 10(a) of the option agreements requires that as a condition to exercise of the option, the optionee furnish the Company with a written statement that the acquisition of the shares is for purposes of investment and not with a view to or for resale in connection with the distribution thereof.  Section 10(c) of the option agreements provides that any shares issued upon exercise, unless registered, carry a restrictive legend noting the restrictions on transfer.  Finally, the Notice of Exercise at Exhibit A to each of the option agreements reiterates that the exercise of the option is conditioned upon compliance with applicable federal and state securities laws and contains similar representations regarding acquisition for investment and restrictions on resale. These provisions will allow the Company to ensure that, to the extent such offers and sales are not then registered, any offer and sale of the underlying securities would be exempt from registration under the Securities Act.

47.
Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

March 30, 2009

Rule 415(a)(1)(i) provides that "Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That: The registration statement pertains only to Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary."  We believe that Rule 415(a)(1)(i) would be applicable, as the registration statement is registering only securities to be issued upon the exercise of stock options by non-issuer parties.  The Commission has indicated in its telephone interpretations (Rule 415, # 5) that "there are no presumptive underwriter standards under Rule 415. Thus, the determination whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances."  In this instance, the selling stockholders are not officers or directors of the Company, nor are they affiliates of the Company.  Further, as described in our Plan of Distribution in the prospectus, any sales of the common stock will be an uncoordinated effort by the individual selling stockholders in privately negotiated transactions.  We do not believe the sale of common stock underlying stock options by the selling shareholders results in such selling shareholders being underwriters.

48.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the options.

Other than the already completed grant of the stock options to the selling stockholders or their assigners, the Company is not required to make any payments to the selling stockholders or their assignors or affiliates in exchange for their consulting services or in connection with the sale of the subject shares under the prospectus.

49.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

March 30, 2009

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

In response to the Staff’s comment, we have supplemented the disclosure in the “Selling Stockholders” table at page 20 to describe the prior securities transaction between the issuer and the selling stockholders or their affiliates or any person with whom they have a contractual relationship.

50.
With a view toward disclosure in the prospectus, please tell us whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the granting of the options and the filing of the registration statement (e.g., before or after the announcement of the granting of the options, before the filing or after the filing of the registration statement, etc.).

Each of the selling stockholders have informed us that they do not have an existing short position in the Company’s common stock.

51.	Please provide us, with a view toward disclosure in the prospectus, with:

March 30, 2009

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the granting of the options; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the granting of the options.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

In response to the Staff’s comment, we have supplemented the discussion and footnotes in the “Selling Stockholder” table at page 20 to describe these relationships and arrangements in the past three years.  We have attached the applicable agreements at Exhibit 10.1, 10.6 and 10.9 to the Registration Statement.  With these supplements, we believe that we have provided the additional disclosure requested in the Staff’s comment.

52.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Refer to Question and Answer 140.02 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http//www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have supplemented the disclosure at page 20 in the “Selling Stockholders” table and footnotes where appropriate to disclose the natural person with voting and dispositive powers of the shares of each respective entity.

53.	Please tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer.

March 30, 2009

Each of the selling stockholders have represented to us that they are not a broker-dealer or an affiliate of a broker-dealer.

Shares Eligible for Future Resale, page 22

54.	Please provide us your calculations supporting the disclosure in this section. Ensure that the information in your response is reconcilable to your beneficial ownership table on page 19.

We have supplemented the disclosure regarding Shares Eligible for Future Resale at page 22 to include as an affiliate John Schwartz, who was appointed Chief Operating Officer on March 10, 2009.  Additionally, we have supplemented the disclosure to include additional non-affiliates of the Company who would be eligible to sell under Rule 144.  As of March 20, 2009, the calculations for supporting this disclosure are as follows:

Number of Shares
Total Shares Outstanding	113,501,000[1]

Shares held by Affiliates (Gerald E. Brock, Eugene Henn, George Naselaris, Anthony Romano, John Schwartz)	51,294,000

Shares Covered Consultant S-1	32,000,000
Restricted Securities	1,977,000

Freely Tradeable Shares	60,230,000
113,501,000

1.
Based upon 81,501,000 shares of common stock outstanding as of the date hereof, and assumes all 32,000,000 shares covered by the Registration Statement are issued upon exercise of the stock options to which they are subject.

Description of Securities, page 22

55.	We note your disclosure on the top of page 23. Please clarify the number of shares of common stock reserved for issuance on exercise of options and warrants.

We have clarified the disclosure in response to this comment at page 23 to indicate the number of shares under the prospectus, the number of shares represented by outstanding awards under the Company’s 2008 Equity Incentive Plan and the number of shares remaining available for future awards under the 2008 Equity Incentive Plan.

March 30, 2009

Anti-Takeover Effects, page 23

56.	Please describe the super majority provisions for removal of directors.

We have supplemented the disclosure at page 23 to describe the super majority provisions for removal of directors for cause under our certificate of incorporation and by-laws.

Where You Can Find Additional Information, page 24

57.	Please use the current address of the public reference room. See Regulation S-K Item 101(h)(5).

The address has been corrected in the amended prospectus at page 24 in accordance with Regulation S-K Item 101(h)(5).

58.
We note your reference in the last paragraph of this section to information incorporated by reference into the prospectus. Please tell us what information you incorporate by reference and the authority for such incorporation by reference. Also tell us the authority on which you base your conclusion that you can suggest that investors should not rely on the information in your filing that is not in your prospectus.

We acknowledge our inability to incorporate by reference pursuant to General Instruction VII of Form S-1, and as such have removed the reference to material incorporated by reference.  The Company further acknowledges that investors may rely on all information contained in the filing, including the information contained in the registration statement and not the prospectus, and has amended the disclosure accordingly.

Index to Financial Statements, page F-1

59.	Please update the financial statements, as applicable, as required by Rule 8-08 of Regulation S.X.

The prospectus was originally filed on February 13, 2009, which was 44 days after the end of the fiscal year.  Audited financial statements as of and for the year ended December 31, 2008 are included in the original prospectus, which are less that 135 days from the date of the filing, as required by Rule 8-08 of Regulation S-X.  We will assess the need to update the prospectus with interim financial statements prior to the effective date.  We have updated the index to the financial statements to include the years of the financial statements that are presented.

March 30, 2009

Statements of Operations, page F-4

60.	Please revise to present a functional statement of operations, as opposed to presenting an income statement based on expense classification.

The Statement of Operations has been updated to show expenses by functional category.

Notes to the Financial Statements, F-7

Note 1, Summary of Significant Accounting Policies, page F-7

61.	Please revise to include your accounting policy for the evaluation of your long-lived assets for impairment under SFAS 144.

Note 1 to the financial statements has been updated to include the accounting policy related to the evaluation of long-lived assets for impairment in accordance with SFAS 144.

62.	Please revise to include the disclosures required by paragraph 5(d) of APB 12 related to your depreciable assets.

Note 1 to the financial statements has been updated to include the disclosures required by paragraph 5(d) of APB 12 related to property and equipment.

Income Taxes, page F-7

63.	Please revise to include all the disclosures required by paragraphs 43 — 48 of SFAS 109 and paragraphs 20 — 21 of FIN 48 related to your income taxes.

The financial statements have been updated to include the disclosures required by paragraphs 43-48 of SFAS 109 and paragraphs 20-21 of FIN 48 in Note 11.

Stock-Based Compensation, pale F-8

64.
We note from Note 8 and Note 11 that you have issued compensation in the form of common stock or stock options to non-employees. Please tell us and revise to disclose your accounting policy for stock compensation issued to non-employees. Refer to SFAS 123(R) and EITF 96-18.

March 30, 2009

Note 1 to the financial statements has been updated to include the accounting policy for stock based compensation to non-employees in accordance with SFAS 123(R) and EITF 96-18.  This disclosure is as follows:

“The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.” The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.  Stock-based compensation related to non-employees is accounted for based on the fair value of the related stock or options or the fair value of the services, which ever is more readily determinable in accordance with SFAS 123(R).”

Basic and Diluted Loss Per Share, page F-8

65.
You disclose that your basic and diluted losses per share were the same since there were no common stock options or warrants as of December 31, 2007 and the exercise price for common stock options as of December 31, 2008 was equal to fair market value. It is unclear from your disclosure how you calculated your basic and diluted loss per share for each reporting period presented. Since you have a loss from continuing operations for fiscal 2008 and 2007, please revise your filing to calculate your basic and diluted loss per share in accordance with paragraph 16 of SFAS 128, which states that "including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an anti-dilutive per-share amount when an entity has a loss from continuing operations."

Note 1 to the financial statements has been updated to revise the wording for the accounting policy for the basic and diluted earnings per share in accordance with SFAS 128.  This disclosure states that there is no difference between basic and diluted earnings per share because the company incurred a loss from continuing operations and as a result, including potential common shares in the weighted average shares outstanding will always have the result of being anti-dilutive.

66.
Further to the above, please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for each of the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

March 30, 2009

Note 1 to the financial statements has been updated to revise the accounting policy for the basic and diluted earnings per share in accordance with paragraph 40(c) of SFAS 128 to state that there are no shares that could potentially dilute basic earnings per share in the future that were not included because to do so would be anti-dilutive.

Note 4. Intangible Assets, page F-9

67.
We note that you obtained a patent for your fluid-driven vacuum-enhanced electrical generator on December 2, 2003. Please tell us why you did not begin amortizing these costs until January 1, 2007. Refer to SFAS 142.

Even though the patent was obtained in 2003, the asset was not placed in service until 2007, which is the point which amortization began.  Note 4 to the financial statements has been updated to state that conclusion.

Note 8. Stock Option Grants, page F-10

68.
We note here and throughout the filing that you issued stock options to consultants, advisors and directors. Please revise this note to include all of the disclosures required by paragraphs 64 — 65 of SFAS 123(R) related to the stock options granted including the methodology utilized to value your stock options.

Note 8 to the financial statements has been updated to include all disclosures required by paragraphs 64 – 65 of SFAS 123(R).

69.
Please also revise your footnotes and critical accounting policies within MD&A to explain how you determined the dividend rate and expected life assumptions utilized in the model to value your outstanding options. Refer to the guidance in paragraphs A240 — 242 of SFAS 123(R) and SAB Topic 14.D.

Note 8 to the financial statements and the critical accounting policies included in the MD&A have been updated to include discussion of how the dividend rate and expected life assumptions used in the valuation of stock options granted were determined.

70.	Additionally, please provide all the disclosures required by paragraphs A240.242 of SFAS 123(R).

March 30, 2009

Note 8 to the financial statements has been updated to include all disclosures required by paragraphs A240 – A242 of SFAS 123(R).

71.
We further note that you utilized the historical volatility of a similar public entity in the alternative electricity industry to estimate your expected volatility since you are in the development stage and do not have a public-trading market. Please tell us and revise your footnotes and critical accounting policies in MD&A to explain how you considered the guidance in Question 6 of SAB Topic 14.D.1. Within your discussion, please explain why you utilized only one "similar" company's experience to estimate your expected volatility. Please also explain the stage of life cycle, size and financial leverage of this entity as compared to your entity.

The companies listed as WindTamer’s direct competitors in Form 10-K were not considered because they are either a foreign-based company specializing in construction and sale of wind farms (large-scale wind turbines) all over the world, a segment of a larger conglomerate that does not disclose its financial information separately from its parent company, or a private company.

The next step for selecting comparable companies included a review of the companies listed in the DJ US Alternative Energy Index, applying the following criteria:

1.	It should be a public company with a proven trading record for the past 3 years,
2.	It should be a US-based company to eliminate the influence of foreign market conditions,
3.	It should be comparable to WindTamer’s business model, which is to manufacture and distribute electrical generators.

Most of the companies listed in the DJ US Alternative Energy Index are foreign-based utility companies and, as a result, not considered.  The closest competitor to WindTamer was a company that did not have a 3-year trading record, so was also not considered.  The final option and best fit from this index, which was the company we used to estimate our volatility, was selected because it is strictly an alternative energy manufacturer.  As a result, we used the volatility of this company only to estimate our volatility.  Although the company used specializes in geothermal, rather than wind, energy, it produces modular generators designed for outdoor installation and remote unattended operation.  The 2007 Form 10-K of the company used reported the following approximate information:  revenues - $300 million, shareholder equity - $600 million, liabilities - $600 million, and non-affiliate market capitalization - $500 million.  The company used is larger and more mature than WindTamer Corporation, but it provides a model of where WindTamer could develop.

Note 8 to the financial statements and the critical accounting policies included in the MD&A have been updated to include discussion of how the volatility assumption used in the valuation of stock options granted as determined.  This disclosure is as follows:

March 30, 2009

“Further, the excepted volatility was calculated using the historical volatility of a similar public entity in the alternative electricity industry in accordance with Question 6 of SAB Topic 14.D.1.  In making this determination and finding another similar company, the Company considered the industry, stage of life cycle, size and financial leverage of such other entities.  Based on the development stage of the Company, similar companies with enough historical data are not available.   The Company was able to find one entity that met the industry criterion and as a result has based its expected volatility off this Company’s historical stock prices for a period similar to the expected term of the option.”

72.
Please tell us and disclose the fair value of your common stock at the time the equity instruments were granted and how you determined the fair value of your common stock. In your discussion, please tell us how the commencement of the private placement of common stock at $1 per share in January 2009 impacted your assessment of fair value.

Note 8 to the financial statements and the critical accounting policies included in the MD&A have been updated to include discussion of how the fair value of stock assumption used in the valuation of stock options granted was determined.  This disclosure is as follows:

“Since there is not a public market for the Company shares, the fair value was determined based on recent transactions by the Company to sell share to third parties.”

Throughout 2007 and 2008 we sold shares of our common stock to unrelated individuals in private placement transactions at a price of $1 per share, which was later adjusted retroactively and reported in our financial statements as $.05 as a result of the 20-for-1 stock split in November 2008.  The last private placement transaction in 2008 occurred in the fourth quarter.  Accordingly, this was the fair value used for our stock to account for equity instruments granted and record the related stock based compensation during the year ended December 31, 2008.  On January 23, 2009 the board approved the commencement of a private placement campaign to raise $20 million at the price of $1 per share.  The first sale under this private placement was on February 2, 2009 and transactions between this date and the date of original filing of S-1 (February 13, 2009) amounted to only $70,000.  We cannot be certain the level of funding that will be achieved using the $1 per share price.  Further, a substantial portion of the equity instruments issued during 2008 were issued to consultants and the valuation using the $.05 per share more closely represents the value of related services.  In future reporting periods, until there is a market for our stock, we will continue to consider the nature, amount, and price of recent private placement offerings when evaluating the fair value of our shares as it relates to equity instruments granted for services.

Note 9. Consulting Agreement, page F-11

73.
We note that you entered into a stock agreement with an individual to provide management consulting agreements, We further note that you will issue one million shares of common stock that vest according to a schedule and that you issued him 700,000 shares of common stock during fiscal 2008. Please tell us and revise to disclose how you accounted for the stock issued under this agreement, including any related compensation expense. Within your discussion, please provide the fair value of your common stock and how the fair value of the common stock was determined. Refer to the guidance in SFAS 123(R) and EITF 96-18.

March 30, 2009

Note 1 to the financial statements has been updated to include an accounting policy for stock based compensation to non-employees in accordance with SFAS 123(R) and EITF 96-18.  Note 9 to the financial statements has been updated discuss the impact of implementing this policy for the consulting agreement, including the fair value used for the common stock and how this fair value was determined.  This is disclosure is as follows:

“In October 2008, the Company entered into an agreement with an individual to provide management consulting services through September 30, 2009.  As compensation, the Company will pay $1,000 for each full week during the term.  The Company also entered into a Stock Award Agreement with this individual on the same date.  He will receive one million shares of common stock vesting according to a schedule.  The Company issued 100,000 shares of common stock to him upon signing the consulting agreement and 600,000 shares subsequently vested prior to December 31, 2008 upon the satisfaction of other performance criteria.  The Company is valuing the stock on each vesting date using the fair market value of the common stock of $.05 in accordance with EITF 96-18.  The fair value of the equity instrument is recognized over the period the related service is performed in accordance to EITF 00-18.  During the year ended December 31, 2008, the Company recognized $35,000 of stock-based compensation related to this award.  See note 8 for the aggregate non-vested shares reconciliation and the unrecognized compensation cost related to the non-vested share based compensation arrangements”.

Indemnification, page II-1

74.	Please provide all disclosure required by Regulation S-K Item 702, including the effect of the statute, charter provisions, by-laws, contracts, or other arrangements.

We have supplemented our disclosure in the prospectus at page II-1 to include the additional disclosure required by Regulation S-K Item 702.

Recent Sales of Unregistered Securities During the Past 3 Years, page II-1

75.	Please provide us your analysis of whether your offering that ended in July 2008 and your offering that began in January 2009 should be integrated.

The final sale in the 2008 Rule 504 private placement was made, and the stock was issued, on July 22, 2008.  No offers were made with respect to the 2009 Rule 506 private placement until after the Board of Directors approved the offering, which approval occurred on January 23, 2009.  No offers or sales occurred in connection with either offering from July 23, 2008 through and including January 23, 2009.  Pursuant to section (a) of Rule 502 under the Securities Act, "Offers and sales that are made more than six months before the start of a Regulation D offering or are made more than six months after completion of a Regulation D offering will not be considered part of that Regulation D offering, so long as during those six month periods there are no offers or sales of securities by or for the issuer that are of the same or a similar class as those offered or sold under Regulation D..."  Based on this safe harbor, the 2008 Rule 504 private placement and the 2009 Rule 506 private placement do not integrate.

March 30, 2009

76.	Please identify the "four purchasers" to whom you issued 70,000 shares of common stock pursuant to your ongoing private placement. See Regulation S-K Item 701(b).

Since the time of the original filing of the registration statement, additional shares of common stock have been issued pursuant to the Rule 506 private placement. The instructions to Regulation S-K Item 701(b) state that "[i]f the sales were made in a series of transactions, the information may be given by such totals and periods as will reasonably convey the information required." Accordingly, due to the number of individual investors we have supplemented our disclosure at page II-2 to reflect the totals and periods related to the private placement at issue, and have identified the purchasers by their class as is required by Item 701(b).

Undertakings, page II-3

77.
Please provide all required undertakings without changes from the current version of Regulation S-K Item 512. For example, we note that you have omitted language after "Provided, however" in Item 512(a) and have omitted Item 512(a)(5)(ii) and 512(a)(6).

We have supplemented our disclosure in the prospectus at page II-3 to include the undertakings referenced in comment 77.

Signatures, page II-5

78.
It appears that the attorney-in-fact has signed the power of attorney authorizing him to act. Please file a power of attorney signed by the principals, Also, it appears that the power of attorney applies only to amendments; please file a signature page for the original filing signed by the principals.

Each of our directors did manually sign the original registration statement, however the filed version inadvertently indicated the use of a power of attorney.  The amendment has been corrected to reflect the existence of original signatures for all directors.

March 30, 2009

Exhibits

79.	Please file the patent assignment mentioned on page 1.

The patent assignment dated June 4, 2002, by and between Gerald E. Brock et al. and Future Energy Solutions (n/k/a WindTamer Corporation), has been attached to the registration statement as Exhibit 10.7.

80.	Please file the registration rights agreement mentioned on page 22, Exhibit 23.1

The third and fourth sentences in the third paragraph on page 22 have been removed.  No such separate registration rights agreement exists.

81.	Please provide updated consents of your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K in all future amendments to this Form S-1.

Updated consents have been provided with the amendment and will be provided with all future amendments.

Form 10-K for the Year Ended December 31, 2008

82.	Please amend your most recent annual report to address the comments issued in this letter, as appropriate.

Simultaneously with the filing of the amendment, we are filing an amended form 10K/A to address the Staff’s comments as appropriate.

Exhibit 32.1

83.
We note that Mr. Brock signed the certifications contained in exhibit 31.1 as both your principal executive officer and principal financial officer; however, exhibit 32.1 does not refer to your principal financial officer. Please confirm, if true:

•	that Mr. Brock was both your principal executive officer and principal financial officer at the time he signed exhibit 32.1;

•	that exhibit 32.1 should have identified Mr. Brock as both principal executive officer and principal financial officer;

March 30, 2009

•	that the failure to identify Mr. Brock as principal financial officer in exhibit 32.1 was not an attempt to avoid liability for Mr. Brock in his role as principal financial officer; and

•	that your principal executive officer and principal financial officer will be properly identified in all future certifications.

We hereby confirm that Mr. Brock was both our principal executive officer and principal financial officer at the time he signed exhibit 32.1, that exhibit 32.1 should have identified Mr. Brock as both principal executive officer and principal financial officer, that the failure to identify Mr. Brock as principal financial officer in exhibit 32.1 was not an attempt to avoid liability for Mr. Brock in his role as principal financial officer, and that our principal executive officer and principal financial officer will be properly identified in all future certifications. We have supplemented our disclosure in the prospectus accordingly.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer